Cross Atlantic Commodities, Inc.
                          2800 Glades Circle, Suite 124
                              Weston, Florida 33327

October 18, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

       Re:     Cross Atlantic Commodities, Inc.
               File No. 333-140377

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-140377, to 4:30 P.M. on October 22, 2007 or as soon as practicable thereafter.

Finally, we acknowledge the following:

     -should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     -the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     -the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CROSS ATLANTIC COMMODITIES, INC.


By:  /s/ Michael Enemaerke
   --------------------------------
         MICHAEL ENEMAERKE
         Chief Executive Officer